FULUCAI PRODUCTIONS, LTD.
3632 – 13 Street SW
Calgary AB T2T 3R1

September 28, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Amanda Ravitz
        Legal Branch Chief
        Division of Corporate Finance
cc:                      J. Nolan McWilliams, Division of Corporate Finance

RE:          FuLuCai Productions Ltd. (the “Company”)
Amendment No. 3 to the Registration Statement on Form S-1
Filed September 1, 2010
File No. 333-166949

Dear Sir, Madam:

Further to your letter of September 16, 2010 in regard to the above noted Company filing, we respond as follows:

Registration Statement on Form S-1

Summary of Selected Financial Information, page 8

Comment:

1.
Please revise the Statements of Operations Data to also include a column for the three months ended July 31, 2010.   Please delete the weighted average number of shares and per share amount from the cumulative column, March 26, 2010 (Inception) to July 31, 2010, as such data is not meaningful on a cumulative basis.

Response:

We have revised the Statements of Operations Data to also include a column for the three months ended July 31, 2010 and we have deleted the weighted average number of shares and per share amount from the cumulative column, March 26, 2010 (Inception) to July 31, 2010.  The changes can be found on page 8.

Use of Proceeds, page 17

Comment:

2.	In the last line of the table, please clarify the Current Working Capital is as of July 31, 2010, rather than April 30, 2010.

Response:

In the last line of the table we have amended the Current Working Capital date from April 30, 2010 to July 31, 2010.  The change can be found on page 17.

Dilution, page 18

Comment:

3.	Please revise the net book value after the offering, to indicate that such amount would be $93,781 rather than $97,281. Please also adjust any impact to the per share computations.

Response:

We have revised the net book value after the offering, to indicate that such amount would be $93,781. The change can be found on page 18. We have also adjusted the per share computations to reflect the correct numbers.   This change can be found on page 19.

Management’s Discussion and Analysis, page 31

Comment:

4.
Please revise this paragraph to further clarify that you have incurred cumulative losses through July 31, 2020 of $12,219, of which $4,250 was incurred for the period from inception, March 26, 2010, through the fiscal year ended April 30, 2010 and $7,969 was incurred for the subsequent three months interim period ended July 31, 2010.

Response:

We have revised this paragraph to further clarify that you have incurred cumulative losses through July 31, 2020 of $12,219, of which $4,250 was incurred for the period from inception, March 26, 2010, through the fiscal year ended April 30, 2010 and $7,969 was incurred for the subsequent three months interim period ended July 31, 2010.  The change can be found on page 32.

Financial Statements

Interim Period Ended July 31, 2010

General

Comment:

5.	Please move the opening paragraph on page F-12 to inclusion within the notes to the interim financial statements.

Response:

We have moved the opening paragraph on page F-12 to page F-16 of the financial statements.

Comment:

6.	Refer to the notes to the interim financial statements. Please delete “Prepared by Management” from the title section of each page.

Response:

We have deleted “Prepared by Management” from the title section of each page.

Note 3.  Registration costs and related commitments, page F-17

Comment:

7.	See the last sentence of the first paragraph. Please expand to disclose, for the services provided, the amount of deferred offering costs, if any, as of the balance sheet date. If none so state.

Response:

We have expanded to disclose that there were no deferred offering costs as of the balance sheet date.  The change can be found on page F-17

Signatures, page 42

Comment:

8.	We note your response to prior comment 5 and reissue. If you intend that Mr. Rix is your principal accounting officer or controller, please revise to clarify.

Response:

We have revised the signature block accordingly.

Exhibit 10.5

Comment:

9.	We note your response to prior comment 6. Please delete Exhibit 10.5 from your list of exhibits.

Response:

We have deleted Exhibit 10.5 from our list of exhibits.

Exhibit 99.1

Comment:

10.	We note your response to prior comment 13 and reissue. It appears that page 9, as revised, would not be applicable to a registered offering. Please advise.

Response:

We have deleted page 9 from our subscription agreement.

Age of Financial Statements

Comment:

1.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:

We have considered the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X and will continue to do so.

Accountants’ Consents

Comment:

2.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included a current dated accountants’ consent with the filing of Amendment No. 4 to this registration statement and have manually signed consents on file as required under Rule 402 of Regulation C.

We trust that the foregoing is responsive to the staff’s comments.

Yours truly,

/s/ James Durward
James Durward
Principal Executive Officer

cc:           Gersten Savage – P. Gennuso
        file